FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13A-16 OR 15D-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 1998


                          TURBODYNE TECHNOLOGIES INC.
-------------------------------------------------------------------------------

(Translation of registrant's name into English)

Suite 510, 1090 West Pender Street, Vancouver, BC, Canada, V6E 2N7
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(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  X     Form 40-F
         ------           ---------

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes           No  X
   ---------    ------

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82
                                    ------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TURBODYNE TECHNOLOGIES INC.
                                   ---------------------------
                                        (Registrant)


Date:    MAY 20, 1998                             By: ANDREW LEE
       ------------------------------------       -----------------------------
                                                  /S/ ANDREW LEE

                                                  -----------------------------
                                                            (Signature)*

     *Print the name and title of the signing officer under his signature

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    THIS IS THE FORM OF MATERIAL CHANGE REPORT REQUIRED UNDER SECTION 85(1)
                            OF THE SECURITIES ACT.

                                    FORM 27
                                    -------
                                SECURITIES ACT
                                --------------

             MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


ITEM 1.   REPORTING ISSUER
          ----------------

          TURBODYNE TECHNOLOGIES INC.
          Suite 510, 1090 West Pender Street
          Vancouver, British Columbia  V6E 2N7

          Telephone:  604-682-8854
          Facsimile:  604-688-8621


ITEM 2.   DATE OF MATERIAL CHANGE
          -----------------------
          May 14, 1998


ITEM 3.   PRESS RELEASE
          -------------
          May 14, 1998


ITEM 4.   SUMMARY OF MATERIAL CHANGE
          --------------------------
          Turbodyne Technologies Inc. ("Turbodyne") announced reported its financial results for the year ended December 31, 1997, under US Generally Accepted Accounting Principles (GAAP), which had previously been released in preliminary form reported under Canadian GAAP.


ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE
          -----------------------------------
          Turbodyne announced reported its financial results for the year ended December 31, 1997, under US Generally Accepted Accounting Principles
          (GAAP), which had previously been released in preliminary form reported under Canadian GAAP.

          The Company posted revenues of $39.2-million, a 181 percent increase compared to revenues of $13.9 million for 1996. The net loss for the year was $13.2 million, or 50 cents a share, compared to a net loss of $5.5 million, or 27 cents a share, for 1996.

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          "The revenues the Company reported for 1997 were almost exclusively derived from our light metals division," said John Singleton, Turbodyne's Chief Operating Officer and CFO. "The increase in revenues is largely attributable to including in the Company's 1997 financial results the results of operations of the light metals division for the Company's full fiscal year, as compared to a six month period in 1996. The increase also results from about a 10 per cent growth in that business."

          "The increase in the Company's loss for the year is due to the ramp-up of production facilities for Turbodyne's pollution-control and engine performance technology, later stage research and development of the technology, and the costs associated with the various testing programs we were or are currently, engaged in around the world," Singleton continued. "We also had significant costs associated with the expansion of our facilities in Ensenada, Mexico, which was necessary for both the pending TurbopacTM production we expect this year and growth of the light metals division."

          For the year-end audit, Turbodyne changed from Canadian GAAP to U.S. GAAP due to its pending domicile move to the United States. This accounting change resulted in the reclassification of $6.6 million in research and development to an expense from a capitalized line item, thereby reflecting higher expenses, which resulted in an increase in the reported loss for 1997. The net loss reflects, as previously announced, one time non-operating adjustments as required by the change from Canadian to U.S. GAAP. This audit was the first audit completed for Turbodyne by its new accounting firm KPMG Peat Marwick LLP, in Los Angeles, CA.

          Turbodyne's balance sheet has strengthened from a year ago with about a $3.5 million increase in current assets, an increase in working capital to $8.5 million from $7.2 million, and the ratio of current assets to current liabilities is 2:1.

          Turbodyne's executive management believes the outlook for 1998 remains strong as the Company rolls out its breakthrough technology on a global scale. After receiving official EPA certification, the Company began shipping TurbopacsTM through its purchase order agreement with Detroit Diesel Corp. for the EPA's Urban Bus Retrofit/Rebuild program. The Company also recently began testing TurbopacsTM on public transit buses in France, as well received approval to install units in a pilot program for Ralphs Grocery Company's diesel truck fleet in California.

          "Management also expects to see significant growth from the light metals division in 1998," Singleton said. "This division is experiencing rapid growth, mainly due to the increase in the Mexican content laws for auto makers with existing facilities in Mexico. This division's backlog currently stands at $115 million."

          Turbodyne Systems, the high technology division of Turbodyne, manufactures, designs, markets and develops patented pollution-reduction, fuel economy and performance enhancing technology for internal combustion engines in the

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          automotive, transportation, construction, marine, agriculture, mining, military and power generation industries. Turbodyne's light metals division is a manufacturer of machined aluminum castings and a leading supplier to the automotive industry.

          Offices and plants are located in Carpinteria, La Mirada, Encinatas and Woodland Hills, CA; Ensenada and Mexico City, Mexico; Northants, England; Frankfurt, Germany; Vancouver, Canada; and Paris, France.



                          TURBODYNE TECHNOLOGIES INC.
                               AND SUBSIDIARIES

                     Consolidated Statements of Operations
                    Years ended December 31, 1997 and 1996


                                           1997           1996

Net sales                              $39,165,000    $13,944,000
Cost of goods sold                      32,326,000     12,101,000
                                   ------------------------------
     Gross profit                        6,839,000      1,843,000
                                   ------------------------------
Selling, research, general
and admin expenses                      18,982,000      7,781,000
                                   ------------------------------
     Loss from operations              (12,143,000)    (5,938,000)
Other expense (income):
     Interest expense, net                 770,000        360,000
     Other, net                             66,000       (315,000)
                                   ------------------------------
     Loss before income taxes          (12,979,000)    (5,983,000)
Income tax expense (benefit)               206,000       (420,000)
                                   ------------------------------
     Net loss                         ($13,185,000)   ($5,563,000)
                                   ==============================
Net loss per common share:
       Basic loss per share              (50 cents)     (27 cents)
       Diluted loss per share            (50 cents)     (27 cents)

Weighted average shares used for
basic and diluted loss per share       $26,835,000    $20,791,000
                                   ==============================


                          TURBODYNE TECHNOLOGIES INC.
                               AND SUBSIDIARIES
                     Condensed Consolidated Balance Sheets

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                          December 31, 1997 and 1996

ASSETS                                  1,997          1,996
                                   ------------------------------
Current Assets                          17,391,000     13,488,000

Property and equipment,
at cost, net                            18,122,000     11,290,000
Goodwill, net                           13,740,000     14,528,000
Other assets                               473,000        135,000
                                   ------------------------------
                                        49,726,000     39,441,000

LIABILITIES

Current Liabilities                      8,861,000      6,462,000
Long-term debt                           8,155,000      4,095,000
Obligations under capital
leases, less current maturity           1,867,000       1,170,000

                                        18,883,000     11,727,000
                                   ------------------------------
STOCKHOLDERS' EQUITY

Class A pref. Stock, no par
value. Authorized 100,000,000
shares, none issued                          --             --

Class B pref. Stock, no par
value.  Authorized 100,000,000
shares, none issued                          --             --

Preferred stock, no par value.

Authorized and issued 10,000
Series One Class A, 7%
cumulative convertible Common
stock, no par value.                     9,604,000          --

Authorized 100,000,000 shares; issued
and outstanding 29,961,612 shares in
1997 and 23,580,098 shares in 1996           --             --

Additional paid-in capital              45,290,000     22,599,000

Special Warrants                             --        16,007,000

Cumulative currency translation adj.        22,000       (204,000)

Accumulated deficit                     24,073,000)   (10,688,000)

Total Stockholders' Equity              30,843,000     27,714,000
                                   ------------------------------
                                       $49,726,000    $37,441,000
                                   ==============================


ITEM 6.     RELIANCE ON SECTION 85(2) OF THE ACT
            ------------------------------------

            Not applicable.

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ITEM 7.     OMITTED INFORMATION
            -------------------

            Not applicable.

ITEM 8.     SENIOR OFFICERS
            ---------------

            Mr. Walter F. Ware
            President & Chief Executive Officer
            c/o Turbodyne Technologies Inc.
            21700 Oxnard Street
            Suite 1550, Warner Center
            Woodland Hills, California 91367

            Telephone: (800) 350-2031
            Facsimile: (818) 593-2284

ITEM 9.     STATEMENT OF SENIOR OFFICER
            ---------------------------
            The foregoing accurately discloses the material change referred to herein.


MAY 20, 1998
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Date

/S/ ANDREW LEE
--------------------------------------------------------
(signature)

ANDREW LEE
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Name

CORPORATE SECRETARY
--------------------------------------------------------
Position

WOODLAND HILLS, CA
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Place of Declaration


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